EXHIBIT 2
                                                                       ---------



                              HARVEST ENERGY TRUST

                   Information Circular - Proxy Statement for
            the Annual and Special Meeting to be held on May 4, 2005

                                     PROXIES

SOLICITATION OF PROXIES

         This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the unitholders of Harvest Energy Trust to be held on Wednesday, May 4, 2005 in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, not less than 2 business days before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 16, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

         We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders being trust units and special voting units. Each trust unit outstanding on the record date is entitled to one vote. A single special voting unit was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Harvest Operations Corp. in connection with a plan of arrangement involving Storm Energy Ltd., which was effective June 30, 2004. This special voting unit is entitled to one vote for each exchangeable share outstanding on the record date. The trust units and the special voting unit vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting units in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

         The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

         The persons named in the enclosed form of proxy are officers of Harvest Operations Corp. AS A UNITHOLDER YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER, TO REPRESENT YOU AT THE meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

         Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

REVOCABILITY OF PROXY

         You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

PERSONS MAKING THE SOLICITATION

         THIS SOLICITATION IS MADE ON BEHALF OF OUR MANAGEMENT. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

         The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy that we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters that may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         Valiant Trust Company holds one special voting unit for holders of Exchangeable Shares. The special voting unit is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular - proxy statement.

                   VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

         We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 16, 2005, there were 42,585,278 trust units and one special voting unit, entitled to a total of 42,830,342 votes, issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to one vote for each exchangeable share you own. As at March 16, 2005, there were 245,064 exchangeable shares issued and outstanding.

         To the knowledge of our directors and officers, as at March 16, 2005 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the meeting, other than:

                            NUMBER OF TRUST UNITS
                           AND/OR EXCHANGEABLE SHARES                             PERCENTAGE OF
   NAME OF UNITHOLDER                OWNED                TYPE OF OWNERSHIP     OUTSTANDING VOTES
------------------------   --------------------------   ---------------------   -----------------
M. Bruce Chernoff (1)              7,645,130            Direct and Beneficial        17.8%

(1) Includes 152,990 trust units owned by Caribou Capital Corp., a company controlled by Mr. Chernoff and 881,632 trust units owned by Spasovka Merchant Corp., a company controlled by Mr. Chernoff.

         As at March 16, 2005, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 9,849,783 trust units or approximately 23.1% of the issued and outstanding trust units; 0 exchangeable shares or approximately 0% of the issued and outstanding exchangeable shares; totaling approximately 23.0% of the votes to be cast at the meeting.

                     MATTERS TO BE ACTED UPON AT THE MEETING

APPOINTMENT OF THE TRUSTEE

         The Trust Indenture provides that the unitholders shall, at each annual meeting, re-appoint or appoint a successor to our Trustee. Accordingly, unitholders will consider an ordinary resolution to re-appoint Valiant Trust Company as our trustee to hold office until the end of the next annual meeting. Valiant Trust Company has been trustee of the Trust since September 27, 2002.

ELECTION OF DIRECTORS

         At the meeting, the unitholders will be asked to fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 6 members and to elect 6 directors.

         Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 6 members, and in favour of the election as directors of the 6 nominees set forth below:

                  John A. Brussa                     Hector J. McFadyen
                  M. Bruce Chernoff                  Kevin A. Bennett
                  Hank B. Swartout
                  Verne G. Johnson


         In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

         The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 16, 2005, were as follows:

=====================================================================================================================
                                                                                             NUMBER OF TRUST UNITS /
                                                                                               EXCHANGEABLE SHARES
                                                                                               BENEFICIALLY OWNED
                                                                                             DIRECTLY OR INDIRECTLY
                                                                           YEAR BECAME      OR OVER WHICH CONTROL OR
     NAME                              PRINCIPAL OCCUPATION                 DIRECTOR       DIRECTION IS EXERCISED (1)
---------------------------   ----------------------------------------  -----------------  --------------------------
Kevin Bennett                 Professional   engineer,    independent        Nominee                 500,000/nil
Calgary, Alberta              businessman  involved in  founding  and
                              the  directorship  of  several  oil and
                              gas,  and  energy  services  companies.
                              Co-founded   Harvest  Energy  Trust  in
                              2002  with  Mr.  Chernoff.  From  Sept.
                              1998  to  Sept.  2001,  was  President,
                              C.O.O.  and a director of Ventus Energy
                              Ltd.

John A. Brussa (2)(3)(5)      Barrister  and  Solicitor;  Partner  of         2002                   298,305/nil
Calgary, Alberta              Burnet,  Duckworth  & Palmer LLP (a law
                              firm)

M. Bruce Chernoff (4)(5)      Professional   Engineer;   Chairman  of     2002 (as both            7,645,130/nil(6)
Calgary, Alberta              Harvest  Operations  Corp.;   President     Director and
                              and Director of Caribou  Capital  Corp.       Chairman)
                              (a   private   investment    management
                              company)  since June  1999;  from April
                              2000 to October  2001,  Executive  Vice
                              President and Chief  Financial  Officer
                              of Petrobank  Energy and Resources Ltd.
                              (a   public   oil   and   natural   gas
                              company);  from  February to June 1999,
                              Executive   Vice  President  and  Chief
                              Financial  Officer of Pacalta Resources
                              Ltd.  ("Pacalta")  (a  public  oil  and
                              natural gas  company);  prior  thereto,
                              Executive Vice President of Pacalta.

Verne G. Johnson (2)(3)(4)    President of KristErin  Resources Inc.,         2002                    35,000/nil
Calgary, Alberta              a private  family company since January
                              2000;  Senior  Vice  President,   Funds
                              Management of  Enerplus Resources Group
                              from 2000 to  2002;   prior    thereto,
                              President  and  Chief Executive Officer
                              of AltaQuest  Energy  Corporation  from
                              1999 to 2000;  prior thereto, President
                              of   Ziff   Energy   Group  (an  energy
                              consulting  company) from 1997 to 1999;
                              prior  thereto,   President  and  Chief
                              Executive  Officer  of ELAN Energy Inc.
                              (a public oil  and natural gas company)
                              from 1989 to 1997.


Hank B. Swartout(4)           Chairman,     President    and    Chief         2002                   905,690/nil(7)
Calgary, Alberta              Executive    Officer    of    Precision
                              Drilling Corporation since July, 1987.

=====================================================================================================================

=====================================================================================================================
                                                                                             NUMBER OF TRUST UNITS /
                                                                                               EXCHANGEABLE SHARES
                                                                                               BENEFICIALLY OWNED
                                                                                             DIRECTLY OR INDIRECTLY
                                                                           YEAR BECAME      OR OVER WHICH CONTROL OR
     NAME                              PRINCIPAL OCCUPATION                 DIRECTOR       DIRECTION IS EXERCISED (1)
---------------------------   ----------------------------------------  -----------------  --------------------------
Hector J. McFadyen (2)(3)(5)  Independent  businessman  and  Director         2002                    30,000/nil
============================  of Hunting  PLC (a UK based  public oil
Calgary, Alberta              and natural gas  company);  Director of
                              Computershare   Trust Company of Canada
                              (a   private   Canadian   company  that
                              manages    the    administration     of
                              shareholder  and  employee records from
                              public and private companies throughout
                              North America);    Director  of   Aluma
                              Systems  (a  private  Canadian  company
                              providing   industrial   and   concrete
                              construction    services);    formerly,
                              President,  Midstream Division, Alberta
                              Energy  Company Ltd. (a public oil  and
                              natural gas company). until 1992.
=====================================================================================================================

Notes:
(1) Represents all trust units and exchangeable shares held directly or indirectly or over which such person exercises control or direction as at March 16, 2005. Based upon information provided by the director to the Trust.
(2)      Member of the Audit Committee.
(3)      Member of the Corporate Governance Committee.
(4)      Member of the Reserves, Safety and Environment Committee.
(5)      Member of the Compensation Committee.
(6) Includes Trust Units held by Caribou Capital Corp. and Spasovka Merchant Corp, companies controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(7)      Includes 162,857 Trust Units held by Mr. Swartout's spouse.


         The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

APPOINTMENT OF AUDITORS

         Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditor, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been our auditor since 2002.

APPROVAL OF THE AMENDMENT OF OUR TRUST INDENTURE

         At the meeting, unitholders will be ask to approve certain amendments to our trust indenture recommended by management. The following provides a summary of the proposed changes. A copy of the proposed black-lined changes to the trust indenture as approved by the board of directors of Harvest Operations Corp., subject to unitholder approval, has been filed on SEDAR which may be accessed at WWW.SEDAR.COM or may be obtained at no cost upon request from our Vice President and Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4, telephone (403) 265-1178.

BORROWING POWERS

         These amendments are largely technical in nature to allow for direct borrowing by Harvest Energy Trust and all of our affiliated entities rather than just through Harvest Operations Corp. Management believes that it is in the best interests of unitholders to provide maximum flexibility to allow any entity under our control to borrow directly from third party lenders.

PURPOSE OF THE TRUST

         We are proposing to expand the purposes to allow us to directly undertake such other businesses and activities as approved by the board of directors of Harvest Operations Corp. Although we currently intend to remain an income trust focused on the crude oil and natural gas business, we believe that our current trust indenture may unduly restrict us from directly undertaking related activities which may be in the best interests of unitholders.

AMENDMENT OF TRUST INDENTURE

         We are proposing to amend the trust indenture to allow for further amendment without unitholder approval in two additional circumstances. This proposed amendment would allow the trustee to approve any amendment that is, in the opinion of the trustee, necessary or desirable as a result of changes or proposed changes in taxation laws or the administration or enforcement thereof, or changes in laws by which we are governed in order to provide unitholders access to the benefit of any new legislation that would limit their liability.

INTERNAL REORGANIZATIONS

         We are proposing to amend the trust indenture to allow us to sell, transfer or assign any or all of our assets without unitholder approval provided that such sale, transfer or assignment is to entities that are directly or indirectly wholly-owned by us.

EXCLUSIONS FROM DELEGATION

         We are proposing to amend the trust indenture to clarify the limitations on delegation to Harvest Operations Corp. or any other person to clearly provide that the trustee may not delegate any authority with respect to the trustee's duties as transfer agent, termination of the trust indenture, the waiver of performance of any material provisions of the trust indenture or the distribution of distributable income.

OTHERS

         We are also proposing a number of immaterial amendments to eliminate references to certain agreements that are no longer in force, to update the references to agreements which have been amended, to add references to certain of our controlled entities and to make other technical amendments.

APPROVAL REQUIRED

         Pursuant to the provisions of the trust indenture, these amendments must be approved by the holders of 66 2/3% of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following special resolution will be presented:

         BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE UNITHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Amended and Restated Trust Indenture dated January 1, 2004 pursuant to the Second Amended and Restated Trust Indenture to be dated May 4, 2005 as described in the information circular - proxy statement of Harvest Energy Trust dated March 16, 2005 be and the same is hereby authorized and approved and Harvest Operations Corp. and Valiant Trust Company be authorized to execute the Second Amended and Restated Trust Indenture.

AMENDMENT OF TRUST UNIT RIGHTS INCENTIVE PLAN

         Effective January 1, 2005, the TSX has amended its rules relating to share compensation arrangements for option plans. As a result of the TSX's revisions to compensation arrangements for option plans, we are proposing to amend our Trust Unit Rights Incentive Plan as follows:

1. delete reference to a maximum number of trust unit rights issuable or reserved pursuant to the plan, and provide that the maximum number of trust units issuable pursuant to the plan shall be a "rolling" maximum equal to 7% of the outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. Any increase in the issued and outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares will result in an increase in the available number of trust units issuable under the plan, and any exercises of rights will make new grants available under the plan;

2. amend the definition of "market price", being the lowest price at which an exercise price of a right may be issued, to be in accordance with the revised TSX rules. Currently, the exercise price of a right cannot be lower than the closing price of the trust units on the TSX on the last trading day prior to the date of grant. The revised rules specify that the market price be based on the volume weighted average trading price of the trust units for the 5 trading days prior to the date of grant;

3. (a) the number of trust units issued under the plan and all other trust unit compensation arrangements to our insiders may not exceed 10% of the outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; and (b) the number of trust units issued under the plan and all other trust unit compensation arrangements to our insiders, within a one year period, may not exceed 10% of the outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; and

4. in compliance with the TSX's rules, amend the plan to allow for the directors by resolution to amend the plan without unitholder approval. However, the directors will not be entitled to amend a trust unit right grant for a trust unit right held by an insider to lower the exercise price or to extend the expiry date.

         The TSX's changes include that all security based compensation arrangements, including trust unit right plans, must be approved by unitholders every 3 years. Our plan was approved at a meeting of unitholders in June 2004.

         There are currently 1,487,250 trust units reserved for issuance or 3.5% of the issued and outstanding trust units and trust units reserved for issuance upon the exercise of exchangeable shares. Of this amount 1,443,375 trust units (3.4%) are reserved for rights granted and 43,875 trust units (0.1%) are available for issuance under future grants of rights.

         The Trust Unit Rights Plan will continue to have the following features:

1. our directors, officers, employees and service providers, or those of our subsidiaries, are eligible to receive trust unit rights under the plan that are non-transferable;

2. the plan provides that the aggregate number of trust units reserved for issuance to any one person under the plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding trust units;

3. the vesting arrangements are within the discretion of the board of directors of Harvest Operations Corp.;

4. the term of rights grants are within the discretion of the board of directors, but cannot be longer than 5 years; and

5. rights terminate on the earlier of the expiry date and 30 days after a rightholder ceasing to be at least one of an employee, director, officer or service provider of ours or a subsidiary of ours. However, in the event of death, the rights will expire on the earlier of the expiry date and 6 months from the date of death.

         Pursuant to the rules of the Toronto Stock Exchange the changes must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

         BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Harvest Energy Trust., that the amendment of the Trust Unit Rights Incentive Plan of Harvest Energy Trust as described in the information circular - proxy statement of Harvest Energy Trust dated March 16, 2005 be and the same is hereby approved and authorized.

                      DIRECTORS' AND OFFICERS' COMPENSATION

COMPENSATION COMMITTEE

         The compensation committee of our board of directors consists of John
A. Brussa, M. Bruce Chernoff and Hector J. McFadyen. Mr. Chernoff is the Chairman of the board of directors and has entered into the transactions with us described under the heading "Interest of Informed Persons in Material Transactions". The compensation committee periodically reviews our compensation policy with respect to the executive officers.

BOARD OF DIRECTORS REPORT ON COMPENSATION

TO:  The Unitholders of Harvest Energy Trust

         COMPENSATION STRATEGY

         Our compensation plan for the executive officers has consisted of a combination of base salary, bonuses and the grant of rights under both the Trust's Unit Rights Incentive Plan and Unit Award Incentive Plan. The compensation committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and similar sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the Mercer Human Resource Consulting ("Mercer") annual Canadian oil and gas industry salaries and benefits survey, which is prepared by independent consultants who regularly review compensation practices in Canada.

         CEO COMPENSATION

         The compensation for the Chief Executive Officer is set annually by the Board of Directors. Salary, bonus and grants of units rights are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

         BASE SALARIES

         Base salaries for employees are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest's salary levels are generally set below the median level for companies of comparable size

         BONUS PROGRAM

         Employee bonuses are also determined with reference to comparable marketplace amounts, as published by Mercer. Harvest's bonus levels are set in such a way that above average individual performance is rewarded with total cash compensation in excess of median levels for comparable positions in comparably sized companies.

         LONG-TERM TRUST UNIT RIGHTS INCENTIVE PLAN AND UNIT AWARD INCENTIVE
         PLAN

         Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to our directors, officers, employees and other service providers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

         SUMMARY

         The board believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

                  Compensation Committee Members:    John A. Brussa
                                                     M. Bruce Chernoff
                                                     Hector J. McFadyen

COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers for the years ended December 31, 2004, 2003 and 2002.

--------------------------------------------------------------------------------------------------------------
                                           ANNUAL COMPENSATION
                               --------------------------------------------
                                                                                 SECURITIES
                                                               OTHER ANNUAL     UNDER RIGHTS
                                        SALARY       BONUS     COMPENSATION       GRANTED        ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR       ($)         ($)          ($)              (#)        COMPENSATION(7)
---------------------------    ----     ------       -----     ------------     ------------   ---------------
Jacob Roorda(1)                2004     180,000     150,000                         5,000             Nil
President                      2003     120,000     144,534                           Nil             Nil
                               2002      50,000           -                       175,000             Nil
--------------------------------------------------------------------------------------------------------------

David J. Rain(2)               2004      62,247      75,000                        75,000             Nil
Vice President, Chief
Financial Officer and
Corporate Secretary
                               2003           -           -            -            9,500(8)          Nil
                               2002           -           -            -                              Nil
--------------------------------------------------------------------------------------------------------------

J.A. Ralston(3)                2004     170,000     150,000                         5,000             Nil
Vice President, Operations
                               2003     100,000     144,534                           Nil             Nil
                               2002      45,834           -                       175,000             Nil
--------------------------------------------------------------------------------------------------------------

James A. Campbell(4)           2004     132,500     100,000       18,319(6)        10,000             Nil
Vice President, Geosciences

--------------------------------------------------------------------------------------------------------------

David M. Fisher(5)             2004     106,677           -       14,428(6)         5,000         150,000
Vice President, Finance
                               2003     100,000      90,333                           Nil             Nil
                               2002      20,833           -                       125,000             Nil
--------------------------------------------------------------------------------------------------------------

Notes:
1. Mr. Roorda was appointed the President of Harvest Operations Corp. on August 1, 2002. Harvest Operations Corp. commenced active business in July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of Harvest Operations Corp. Mr. Chernoff did not receive any compensation, including rights under the Trust's Unit Rights Incentive Plan, for acting as President of Harvest Operations Corp.
2. Mr. Rain was appointed Vice President and Chief Financial Officer on August 11, 2004.
3. Mr. Ralston was appointed Vice President, Operations of Harvest Operations Corp. on August 1, 2002.
4.     Mr. Campbell was promoted to Vice President, Geosciences on June 1, 2004.
5. Mr. Fisher was appointed Vice President, Finance of Harvest Operations Corp. on October 7, 2002 and resigned from Harvest on August 11, 2004.
6. Includes employer savings plan contributions of $13,250 and $10,667 for Mr. Campbell and Mr. Fisher, respectively.
7. Includes amounts paid as compensation in connection with the resignation of the officer's employment.
8. Trust unit rights granted to Mr. Rain as Corporate Secretary. Mr. Rain received no other compensation for this position.

         TRUST UNIT RIGHTS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2004

         The following table sets forth details with respect to all rights granted under the trust unit rights incentive plan to our Chief Executive Officer, our Chief Financial Officer and the next three highest paid executive officers during 2004.

--------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED         MARKET VALUE OF
                                      % OF TOTAL RIGHTS      AVERAGE           SECURITIES
                        SECURITIES        GRANTED TO       EXERCISE OR    UNDERLYING RIGHTS ON
                          UNDER         EMPLOYEES IN       BASE PRICE       THE DATE OF GRANT        EXPIRATION
     NAME                 RIGHTS       FINANCIAL YEAR     ($/SECURITY)        ($/SECURITY)              DATE
--------------------------------------------------------------------------------------------------------------------
Jacob Roorda              5,000             1.1               14.95               14.95            June 22, 2008
--------------------------------------------------------------------------------------------------------------------
David J. Rain            75,000            16.3               14.99               14.99            July 14, 2009
--------------------------------------------------------------------------------------------------------------------
J.A. Ralston              5,000             1.1               14.95               14.95            June 22, 2008
--------------------------------------------------------------------------------------------------------------------
James A Campbell         10,000             2.2               14.99               14.99            July 14, 2009
--------------------------------------------------------------------------------------------------------------------
David M. Fisher           5,000             1.1               14.95               14.95                N/A(1)
--------------------------------------------------------------------------------------------------------------------

Note:
(1) These rights expired upon Mr. Fisher's resignation

         The following table outlines the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the plan.

--------------------------------------------------------------------------------------------------------------------
                                  # OF TRUST UNITS TO BE                                  # OF AVAILABLE TRUST UNITS
                                  ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE      AVAILABLE FOR FUTURE
                                    OUTSTANDING RIGHTS       PRICE OF OUTSTANDING RIGHTS    ISSUANCE UNDER THE PLAN
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Trust units under Trust Unit             1,117,725                        10.09                     115,775
Rights Incentive Plan
approved by unitholders
--------------------------------------------------------------------------------------------------------------------
Trust units under Trust Unit
Rights Incentive Plan not                    -                            -                            -
approved by unitholders
--------------------------------------------------------------------------------------------------------------------

TRUST UNITS RIGHTS EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2004 AND YEAR END RIGHT VALUES

         The following table sets forth with respect to our Chief Executive Officer, our Chief Financial Officer and the next three highest paid executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $22.95 on December 31, 2004.

--------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED
                                              AGGREGATE      UNEXERCISED UNIT RIGHTS     IN-THE-MONEY UNIT RIGHTS
                        SECURITIES ACQUIRED     VALUE           AT YEAR-END (#)             AT YEAR-END(1) ($)
    NAME                  ON EXERCISE (#)     REALIZED ($)  EXERCISEABLE/UNEXERCISABLE  EXERCISEABLE/UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
Jacob Roorda                   Nil                N/A             87,500/92,500            1,745,625/1,860,375
--------------------------------------------------------------------------------------------------------------------
David J. Rain                  Nil                N/A             2,375/82,125               39,900/806,700
--------------------------------------------------------------------------------------------------------------------
J.A. Ralston                87,500(2)          1,675,625            0/92,500                   0/1,860,375
--------------------------------------------------------------------------------------------------------------------
James A Campbell              42,250            771,063           1,825/57,225               24,203/997,120
--------------------------------------------------------------------------------------------------------------------
David M. Fisher               62,500            946,875                Nil                         Nil
--------------------------------------------------------------------------------------------------------------------

Notes:
(1) Based on the difference between the closing price of $22.95 per trust unit on the TSX on December 31, 2004 and the grant price of the Trust Unit Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of trust units under the Trust Unit Incentive Right.
(2)      Exercised in exchange for cash (no units acquired).

DIRECTORS

         Each of the directors of Harvest Operations Corp., except for Mr. Chernoff, is paid an annual retainer of $10,000, $500 for each board meeting attended, $500 for each committee meeting attended, if on a date different from a board meeting date, and is entitled to reimbursement for expenses incurred in carrying out their duties as directors. The directors are also entitled to participate in the Trust's Unit Rights Incentive Plan and the Unit Award Plan. Each of the directors (other than Mr. Chernoff) has been granted 25,000 unit rights under the Trust Unit Rights Incentive Plan.

EMPLOYMENT CONTRACTS

         Harvest Operations Corp. has not entered into employment agreements with any of its officers or senior employees. However, Harvest Operations Corp. intends to enter into employment agreements with each of its senior officers and such agreements are expected to contain industry standard severance and change of control provisions.

PERFORMANCE GRAPH

         The closing price of the Trust Units on the TSX on their first day of trading on December 5, 2002 was $8.60. The closing price of the Trust Units on the TSX on December 31, 2004 was $22.95. The following graph illustrates changes from December 5, 2002 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the TSX Energy Trust Index with all dividends and distributions reinvested.

                               [GRAPHIC OMITTED]
                                  [LINE GRAPH]

--------------------------------------------------------------------------------------------------------
                               December 5, 2002  December 31, 2002  December 31, 2003  December 31, 2004
--------------------------------------------------------------------------------------------------------
Harvest Energy Trust           100               112.82             206.82             388.69
--------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index        100               101.33             128.41             147.00
--------------------------------------------------------------------------------------------------------
S&P/TSX Energy Trust Index     100               107.42             157.27             205.25
--------------------------------------------------------------------------------------------------------

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         In 1995, the TSX adopted a set of guidelines that were revised in 1999 relating to corporate governance matters. The guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among an entity's board, management and shareholders. The TSX has prescribed that all entities listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the guidelines.

         Set out below is a description of our corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the board of directors of Harvest Operations Corp.

----------------------------------------------------------------------------------------------------------------------
          TSX GUIDELINES                            ALIGNMENT     COMMENTARY
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
1.        The Board of Directors should             Yes           The mandate of the board of directors of Harvest
          explicitly assume responsibility for                    Operations Corp. is to accept responsibility for
          stewardship of the Company, including                   our stewardship to the extent delegated to Harvest
          the following matters:                                  Operations Corp. under the Trust Indenture and the
                                                                  stewardship of Harvest Operations Corp. and our
                                                                  other subsidiaries. In general terms, the board of
                                                                  directors, in consultation with the President of
                                                                  Harvest Operations Corp., defines our principal
                                                                  objectives and monitors our management of the
                                                                  business and affairs with the goal of achieving
                                                                  our principal objectives.
----------------------------------------------------------------------------------------------------------------------
a.        adoption of a strategic planning process  Yes           The board of directors  has assumed  responsibility
                                                                  for the adoption of a strategic planning process
                                                                  through its review of forecasts and capital
                                                                  budgets from time to time, and approval of
                                                                  strategic plans which take into account, among
                                                                  other things, the opportunities and risks of the
                                                                  business. This review is performed on an annual
                                                                  basis and also in connection with material
                                                                  transactions we undertake.
----------------------------------------------------------------------------------------------------------------------
b.        identification of principal risks, and    Yes           The board of directors, Audit Committee, and
          implementing risk management systems                    Reserve, Safety and Environment Committee perform
                                                                  the functions of identification of the principal
                                                                  risks of our business, the implementation of
                                                                  appropriate systems to manage these risks and the
                                                                  review of the integrity of the internal controls
                                                                  and management information systems. Directly and
                                                                  through the Audit Committee and the Reserve,
                                                                  Safety and Environment Committee, the board of
                                                                  directors monitors and receives periodic reports
                                                                  respecting operations, internal controls and
                                                                  business risks from management and the external
                                                                  auditors.
----------------------------------------------------------------------------------------------------------------------
c.        succession  planning  and  monitoring     Yes           The  board of directors is responsible for
          senior management                                       monitoring and reviewing the performance of the
                                                                  President and senior leadership team and for
                                                                  ensuring adequate succession for their positions.
                                                                  The Compensation Committee is specifically
                                                                  mandated to ensure that appropriate executive
                                                                  succession planning and performance evaluation
                                                                  programs are in place and operating effectively.
                                                                  The Compensation Committee conducts an annual
                                                                  review of the performance of the President.
----------------------------------------------------------------------------------------------------------------------
d.        communications policy                     Yes           The board of directors endeavours to ensure open,
                                                                  accessible and timely disclosure to unitholders
                                                                  and the public respecting our business, affairs
                                                                  and performance in full compliance with all
                                                                  applicable legal requirements. The board of
                                                                  directors approves major compliance and
                                                                  communication documents, including financial
                                                                  statements and management's discussion and
                                                                  analysis included in annual and quarterly reports,
                                                                  financing documents and other disclosure
                                                                  documents. The Audit Committee reviews financial
                                                                  risk management issues and the procedures to
                                                                  ensure the accurate and timely reporting of our
                                                                  financial and operating results to unitholders.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
          TSX GUIDELINES                            ALIGNMENT     COMMENTARY
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
e.        integrity of internal control and         Yes           The board of directors is specifically mandated to
          management information systems                          ensure processes are in place to monitor and
                                                                  maintain the integrity of our financial reporting,
                                                                  internal control and management information
                                                                  systems and performs this function through its
                                                                  regular board meetings and through the activities
                                                                  of the Audit Committee and the Reserves, Safety
                                                                  and Environment Committee.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
2.        Majority of directors should be           Yes           The board of directors is presently comprised of 5
          "unrelated", and how these conclusions                  members. Mr. Brussa is considered an "outside"
          were reached                                            director, but may be a "related" director as his
                                                                  firm provides certain legal services to us. All of
                                                                  the other directors are considered to be "outside"
                                                                  and "unrelated" directors as they are independent
                                                                  of management and are free from any interest and
                                                                  any business or other relationship which could, or
                                                                  could reasonably be perceived to, materially
                                                                  interfere with the director's ability to act with
                                                                  a view to our best interests, other than interests
                                                                  arising from their ownership of trust units.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
3.        Appoint a committee composed              Yes           The  Corporate Governance Committee's mandate
          exclusively of non-management                           includes  nomination  procedures and orientation of
          directors, the majority of whom are                     new members. A  majority of the Corporate
          unrelated, with the responsibility of                   Governance Committee is comprised of unrelated
          proposing  new  board  nominees  and                    directors. The Committee is responsible for
          assessing directors.                                    identifying and recommending new nominees to fill
                                                                  vacancies on, or to add additional directors to,
                                                                  the board of directors as required.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
4.        Implement a process for assessing the     Yes           Board nominations have historically been handled
          effectiveness of the Board of                           by the board of directors as a whole. The
          Directors, its committees and                           Corporate Governance Committee has implemented an
          individual directors                                    informal process for the assessment and evaluation
                                                                  of the performance and contribution of individual
                                                                  members of the board of directors and will
                                                                  evaluate on an ongoing basis the effectiveness of
                                                                  the board of directors and its committees.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
5.        Provide orientation and education         Yes           The mandate of the Corporate Governance Committee
          programs for new directors                              includes the development and periodic review of
                                                                  orientation and education programs for new
                                                                  directors.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
6.        Consider size of Board of Directors,      Yes           The Corporate Governance Committee has determined
          and impact of the number on Board                       that the proposed size of the board of directors
          effectiveness                                           is appropriate as it is large enough to permit a
                                                                  diversity of views without being too large to
                                                                  detract from the board of directors efficiency and
                                                                  effectiveness.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
7.        Review compensation of directors          Yes           The Compensation Committee reviews annually the
                                                                  form and amount of compensation to ensure that
                                                                  such compensation reflects the responsibilities
                                                                  and
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
          TSX GUIDELINES                            ALIGNMENT     COMMENTARY
----------------------------------------------------------------------------------------------------------------------
                                                                  risks of being an effective director. The
                                                                  Compensation Committee benchmarks directors
                                                                  compensation against compensation received by
                                                                  directors in similar positions. The board of
                                                                  directors will set director compensation based
                                                                  upon recommendations from this committee.

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
8.        Committees should generally be composed   Yes           All committees of the board of directors are
          of non-management directors and a                       composed of non-management directors and all
          majority of committee members should be                 committees have a majority of unrelated directors.
          unrelated
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
9.        Appoint a committee responsible for the   Yes           The Corporate Governance Committee assists the
          Trust's approach to corporate                           board of directors in matters pertaining to our
          governance issues                                       approach to governance issues, the organization
                                                                  and composition of the board of directors, the
                                                                  organization and conduct of board of directors
                                                                  meetings, and the effectiveness of the board of
                                                                  directors in performing and fulfilling its
                                                                  responsibilities.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
10.a.     Define limits to management's
          responsibilities by developing
          mandates for:
----------------------------------------------------------------------------------------------------------------------
i.        the Board of Directors                    Yes           The board of directors has developed and approved
                                                                  its mandate, which includes a description of its
                                                                  major goals and duties.
----------------------------------------------------------------------------------------------------------------------
ii.       the Chief Executive Officer               Yes           Annually the board of directors and the President
                                                                  define the main role of the position and identify
                                                                  the key functions for the President to fulfill in
                                                                  the next year.
----------------------------------------------------------------------------------------------------------------------
b.        Board of Directors should approve the     Yes           The corporate objectives for which the President
          Chief  Executive Officer's corporate                    is responsible are reviewed by the board of
          objectives                                              directors on an annual basis.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
11.       Establish structures and procedures to    Yes           The board of directors has determined to meet
          enable the Board of Directors to                        quarterly without management present to ensure
          function independently of management                    that the functioning of the board of directors is
                                                                  independent of management. The Chairman of the
                                                                  Board is independent of management. The committees
                                                                  of the board of directors meet independently of
                                                                  management when warranted.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
12.       Ensure an Audit Committee consisting of   Yes           The board of directors has established an Audit
          non-management directors has a                          Committee comprised entirely of non-management
          specifically defined mandate and direct                 directors  and has specifically defined its roles
          communication channels with external                    and responsibilities in its mandate. The mandate
          auditors                                                of the Audit Committee includes the following
                                                                  objectives:
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to assist directors in meeting their
                                                                      responsibilities (particularly for
                                                                      accountability) in respect of the preparation
                                                                      and disclosure of our financial statements and
                                                                      related matters
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to ensure that we comply with all applicable
                                                                      laws, regulations, rules, policies and other
                                                                      requirements of governments, regulatory
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
          TSX GUIDELINES                            ALIGNMENT     COMMENTARY
----------------------------------------------------------------------------------------------------------------------
                                                                      agencies and stock exchanges relating to
                                                                      financial reporting and disclosure;
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to ensure that our accounting functions are
                                                                      performed in accordance with a system of
                                                                      internal controls designed to capture and
                                                                      record properly and accurately all of the
                                                                      financial transactions;
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to provide better communication between
                                                                      directors and external parties;
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to ensure our external auditor's independence;
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to increase the credibility and objectivity of
                                                                      financial reports; and
----------------------------------------------------------------------------------------------------------------------
                                                                  o   to strengthen the role of the outside
                                                                      directors by facilitating in-depth discussions
                                                                      between directors on the Audit Committee,
                                                                      management and external auditors.
----------------------------------------------------------------------------------------------------------------------
                                                                  The Audit Committee's responsibilities include
                                                                  overseeing the nature and scope of the annual
                                                                  audit, to provide an assessment of qualifications
                                                                  and experience of audit firms available to perform
                                                                  our annual audit, management's reporting on
                                                                  internal accounting standards and practices,
                                                                  financial information and accounting systems and
                                                                  procedures, review of major financial reports,
                                                                  documents and statements and recommending, for
                                                                  board of director approval, the audited financial
                                                                  statements and other mandatory disclosure releases
                                                                  containing financial information. The Audit
                                                                  Committee has regular access to the internal
                                                                  accounting group of management and meets with the
                                                                  external auditors at least twice a year. The
                                                                  mandate of the Audit Committee expressly requires
                                                                  the approval by it of any non-audit assignments by
                                                                  our external auditor.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
13.       Ensures a Reserve Audit Committee has     Yes           The board of directors has established a Reserves,
          been mandated and has direct                            Safety and Environment Committee comprised of 3
          communication with external oil and gas                 unrelated directors. The Reserves, Safety and
          reserve evaluators                                      Environment Committee's responsibilities include
                                                                  reviewing the annual evaluation reports on our oil
                                                                  and gas reserves, periodically reviewing the
                                                                  qualifications, experience and independence of the
                                                                  consulting engineering firms reporting on our oil
                                                                  and natural gas reserves and meeting with the
                                                                  engineers employed or otherwise retained by the us
                                                                  who prepare such reports.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
14.       Implement a system to enable individual   Yes           Individual directors may engage outside advisors,
          directors to engage outside advisors at                 at our expense, in appropriate circumstances
          the Company's expense
----------------------------------------------------------------------------------------------------------------------

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

         There are no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2004, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as set forth below.

         On January 29, 2004, M. Bruce Chernoff (a director and Chairman of Harvest Operations Corp.) acquired $4,500,000 principal amount of 9% Convertible Unsecured Subordinated Debentures at a price of $1,000 per debenture. The debentures acquired were issued as part of the January 21, 2004 public offering in which a total of $60,000,000 principal amount of debentures were issued by us. The debentures purchased by Mr. Chernoff were acquired on the same terms and conditions as all other debentures issued under the offering.

         On July 30, 2004, Mr. Chernoff, John Brussa (a director of Harvest Operations Corp.), Hector McFadyen (a director of Harvest Operations Corp.), Hank Swartout (a director of Harvest Operations Corp.) and Verne Johnson (a director of Harvest Operations Corp.) acquired 1,500,000, 55,000, 10,000, 200,000 and 15,000 trust units, respectively, at a price of $14.40 per trust unit. Jacob Roorda (the President of Harvest Operations Corp.), Al Ralston (the Vice President, Operations of Harvest Operations Corp.), James Campbell (the Vice President, Geosciences of Harvest Operations Corp.), and David Rain (the Vice President and CFO of Harvest Operations Corp.) acquired 21,600, 9,895, 7,000 and 27,000 trust units, respectively, at a price of $14.40 per trust unit. The trust units purchased by officers and directors were acquired on the same terms and conditions as all other trust units issued under the July 15, 2004 public offering.

         On July 28, 2003, Harvest entered into separate equity bridge note agreements with Mr. Chernoff and Caribou Capital Corp., (collectively, the "Equity Bridge Notes") under which Harvest had drawn $25,000,000 as at December 31, 2003. On January 2, 2004 Harvest paid $665,068 in accrued interest on the notes. On January 26 and 29, 2004 Harvest repaid the remaining $25,000,000 of equity bridge principal amounts outstanding and paid $185,232 of interest accrued since December 31, 2003. The Equity Bridge Notes were amended on June 29, 2004, July 7, 2004 and July 9, 2004 to assist with the acquisition by Harvest Operations of Storm and the acquisition of the EnCana assets. The notes were drawn by $30 million and repaid as to $20 million on August 11, 2004 and $10 million on Decembr 30, 2004. The Equity Bridge Notes are secured by a fixed and floating charge on Harvest's assets, are subordinate to the security interests of senior secured lenders, mature on July 31, 2005 for the Equity Bridge with Caribou and January 1, 2005 for the Equity Bridge with Mr. Chernoff and bear interest at a rate of 10% per annum.

            INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         At no time since incorporation has there been any indebtedness of any director or officer of Harvest Operations Corp., or any associate of any such director or officer, to us or Harvest Operations Corp. or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or Harvest Operations Corp.

                    INTEREST OF CERTAIN PERSONS AND COMPANIES
                           IN MATTERS TO BE ACTED UPON

         Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

                             ADDITIONAL INFORMATION

         We undertake to provide, upon request, a copy of our 2004 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2004 audited consolidated financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2004. Copies of these documents may be obtained on request without charge from the Vice President and Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4, telephone (403) 261-8205 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at WWW.SEDAR.COM.

                                  OTHER MATTERS

         Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

         The contents and the sending of this information circular - proxy statement have been approved by our directors.

                              Dated: March 16, 2005